UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

New York & Company, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

649295102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 649295102

1.	Names of Reporting Persons. Richard P. Crystal (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,313,866(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,313,866(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,313,866(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of the Issuer to cause the authorized number of directors on the Board of Directors to be twelve directors.

(2)  Does not include shares owned by the Lara Crystal 2004 Trust, Jessica Crystal 2004 Trust,  Ian Crystal 2004 Trust, or Meredith Cohen 2008 Trust (formerly the Meredith Cohen 2004 Trust).

CUSIP No. 649295102

1.	Names of Reporting Persons. Jessica Crystal 2004 Trust (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 59,068

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 59,068

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,068

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of the Issuer to cause the authorized number of directors on the Board of Directors to be twelve directors.

CUSIP No. 649295102

1.	Names of Reporting Persons. Lara Crystal 2004 Trust (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 59,068

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 59,068

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,068

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of the Issuer to cause the authorized number of directors on the Board of Directors to be twelve directors.

CUSIP No. 649295102

1.	Names of Reporting Persons. Charlotte L. Neuville (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 61,795

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 61,795

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,795

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of the Issuer to cause the authorized number of directors on the Board of Directors to be twelve directors.

This statement on Schedule 13G/A amends the joint Schedule 13G originally filed on February 11, 2005, as amended on February 13, 2006, February 13, 2007, February 14, 2008, February 13, 2009, February 12, 2010, and February 2, 2011. IPC/NYCG LLC (formerly BSMB/NYCG LLC), John D. Howard, Steven M. Newman, Ian Crystal 2004 Trust, and Meredith Cohen 2008 Trust (formerly the Meredith Cohen 2004 Trust) (collectively, the “Other SA Parties”) continue to be parties to a Stockholders Agreement, dated August 25, 2004, as amended from time to time, pursuant to which they have agreed to vote shares of the Issuer to cause the authorized number of directors to be twelve. The Other SA Parties are not amending the information relating to their holdings on this Schedule 13G/A because they have not changed their holdings since they were last reported on Amendment No. 2 (Amendment No. 5 for Steven M. Newman) to this Schedule 13G.

Item 1.
	(a)	Name of Issuer New York & Company, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 450 West 33rd Street, 5th Floor New York, New York 10001

Item 2.
(a)

Names of Persons Filing
This statement on Schedule 13G/A is being filed jointly by Richard P. Crystal, Jessica Crystal 2004 Trust, Lara Crystal 2004 Trust, and Charlotte L. Neuville, each of which is a “Reporting Person,” or collectively, the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence Each Reporting Person has its, his or her principal business office at: 450 West 33rd Street, 5th Floor New York, New York 10001
	(c)	Citizenship Richard P. Crystal and Charlotte L. Neuville are citizens of the United States. The Lara Crystal 2004 Trust and Jessica Crystal 2004 Trust are trusts organized in the State of New York.
	(d)	Title of Class of Securities This Statement relates to shares of the common stock of the Issuer, par value $0.001 per share (the “Stock”).
	(e)	CUSIP Number 649295102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
(a) Amount beneficially owned: The Reporting Persons along with the Other SA Parties beneficially own 33,291,931 shares of Stock of the Issuer in the aggregate.
(b)

Percent of class:

The Reporting Persons along with the Other SA Parties beneficially own approximately 53.6% of the outstanding shares of Stock of the Issuer in the aggregate, based upon 62,072,674 shares of Stock.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable to filings pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

/s/ Richard P. Crystal
Richard P. Crystal

/s Charlotte L. Neuville
Charlotte L. Neuville

Jessica Crystal 2004 Trust
	By:	/s/ Carole J. Crystal
Name: Carole J. Crystal
Its: Trustee

Lara Crystal 2004 Trust
	By:	/s/ Carole J. Crystal
Name: Carole J. Crystal
Its: Trustee

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement